

February 23, 2017

Denver Lough
Chief Executive Officer
PolarityTE, Inc.
4041-T Hadley Road
S. Plainfield, New Jersey 07080

      Re: **PolarityTE, Inc.**
                 Registration Statement on Form S-1
                 Filed January 30, 2017
                 File No. 333-215816
                 Preliminary Proxy Statement on Schedule 14A
                 Filed February 6, 2017
                 Filed No. 000-51128

Dear Mr. Lough:

We have limited our reviewed of your registration statement and preliminary proxy statement to those issues we have addressed in our comments and in response to your letter dated February 22, 2017. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior letter refer to our letter dated February 22, 2017.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed on January 30, 2017

PolarityTE NV, page 31

1.   We note your response to prior comment 3 regarding the current business operations of PolarityTE NV. Please revise your response to include the description of the development of your skin regeneration business conducted by public registrant, PolarityTE, Inc., since December 1, 2016, including the creation of the laboratory and expending $1.25 million in research and development funds. Further, please add

specificity as to the timing and funds necessary to bring your initial skin regeneration products through clinical trials, through regulatory approvals, and to market.

<u>Preliminary Proxy Statement on Schedule 14A Filed on February 6, 2017</u>

<u>Financial Statements and Supplementary Data</u>

2.   We acknowledge your response to prior comment 5 and that you believe the transaction represents an asset acquisition. Since the transaction is significant, please provide a pro forma balance sheet to reflect this transaction. We refer you to Article 11-01(a)(8) of Regulation S-X.

Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information
Technologies and Services

cc: Harvey Kesner, Esq.
       Sichenzia Ross Ference Kesner LLP